Exhibit 99.2

Summary English Translation of the Share Subscription Agreement

Chongqing Wanli New Energy Co., Ltd. (“Wanli”), Beijing SouFun Fang Tian Xia Network Technology Co., Ltd. (“SouFun Network”), Beijing Fang Tian Xia Network Technology Co., Ltd. (“Fang Tian Xia Network”), Beijing SouFun Decorative Engineering Co., Ltd. (“SouFun Decorative”), Beijing SouFun Science and Technology Development Co., Ltd. (“SouFun Science and Technology”) and Mr. Liu Xicheng entered into the Share Subscription and Asset Purchase Agreement (the “Agreement”) on January 19, 2016.

Each of the parties to the Agreement is referred to herein individually as a “Party” and collectively as the “Parties.”

1、	Injected Assets

The Injected Assets under the Agreement shall include:

The 100% equity interests in Beijing SouFun Network Technology Co., Ltd. (“Beijing SouFun Network”), SouFun Media Technology (Beijing) Co., Ltd. (“SouFun Media”), and Beijing Li Man Wan Jia Network Technology Co., Ltd. (“Li Man Wan Jia”) held by SouFun Network; the 100% equity interests in Beijing Tuo Shi Huan Yu Network Technology Co., Ltd. (“Tuo Shi Huan Yu”) held by Fang Tian Xia Network; and the 100% equity interests in Beijing Hong An Tu Sheng Network Technology Co., Ltd. (“Hong An Tu Sheng”) held by SouFun Decorative.

2、	Transaction Price and Pricing Basis

The Parties agree that for the equity interests in Target Companies (i.e., Beijing SouFun Network, SouFun Media, Li Man Wan Jia, Tuo Shi Huan Yu and/or Hong An Tu Sheng) which are intended to be sold by each of SouFun Network, Fang Tian Xia Network and SouFun Decorative (together with SouFun Network and Fang Tian Xia Network, the “Fang Subsidiaries”) to Wanli, the final purchase price (“Price of Injected Assets”) shall be determined by the Parties through negotiation by referring to the valuation results of Evaluation Reports regarding the equity interests of such Target Companies. The Total Price of Injected Assets (“Total Price of Injected Assets”) shall be the sum of prices of all Injected Assets.

1

The Price of Injected Assets and the Total Price of Injected Assets shall be determined by the Parties by entering into a supplementary agreement.

The Parties agree that Wanli shall pay the Total Price of Injected Assets by issuing Target Shares (RMB ordinary shares with par value of RMB1.00 par Share that are issued to Fang Subsidiaries through a private placement by Wanli for the purposes of purchasing assets by issuance of shares) to Fang Subsidiaries through a private placement.

3、	Private Placement of Target Shares

(1)	The Parties agree that the Issue Price of Target Shares shall be RMB23.87 per Share (“Issue Price”), which shall equal to 90% of the average trading price of Wanli’s Shares in the twenty (20) trading days immediately before the Pricing Valuation Date (the average trading price of Wanli’s Shares in the twenty (20) trading days immediately before the Pricing Valuation Date=the total turnover of Wanli’s Shares in the twenty (20) trading days immediately before the Pricing Valuation Date/the total trading volume of Wanli’s Shares in the twenty (20) trading days immediately before the Pricing Valuation Date).

(2)	The Parties agree that Wanli shall issue Target Shares to each of the Fang Subsidiaries through a private placement and the total number of Target Shares to be issued shall be determined in accordance with the following formula (if the total number of Target Shares determined in accordance with the following formula is not an integer, the nearest integer smaller than such number shall be used and the remaining which is less than one Share shall be transferred to the capital reserve of Wanli):

The total number of Target Shares = the Total Price of Injected Assets ÷ Issue Price

The estimated total number of Target Shares is 677,838,290 in accordance with the estimation of the Total Price of Injected Assets (RMB16,180,000,000), the Issue Price determined under the Agreement, and the above formula. The number of Shares actually issued by Wanli to each of the Fang Subsidiaries shall be determined in accordance with the article after the Total Price of Injected Assets is finally determined:

2

The number of Target Shares that each of the Fang Subsidiaries shall receive = the total number of Target Shares × (Price of the corresponding Injected Assets held by such Fang Subsidiary in Target Companies ÷ Total Price of Injected Assets)

If the number of Target Shares that any of the Fang Subsidiaries shall receive, determined in accordance with the above formula, is not an integer, the number of Target Shares that each of the Fang Subsidiaries shall receive shall be determined by rounding to the nearest whole number; however, the sum of the Target Shares that all Fang Subsidiaries receive shall not exceed the total number of Target Shares.

(3)	The Parties agree that after each of the Fang Subsidiaries transfers the 100% equity interests held by it in Target Companies to Wanli in accordance with the Agreement (i.e., the completion of change of the industrial and commercial registration), the Fang Subsidiaries shall be deemed to have performed its obligations of providing consideration to Wanli with respect to the transaction of the asset acquisition by issuance of Shares. The Parties also agree that after Wanli issues Target Shares to each of the Fang Subsidiaries through a private placement in accordance with the Agreement (i.e., the Target Shares have been legally registered under the name of the Fang Subsidiaries with the competent equity interest registration authorities), Wanli shall be deemed to have performed its obligation of providing consideration to Fang Subsidiaries with respect to the Total Price of Injected Assets under the Agreement.

(4)	Each of the Fang Subsidiaries covenants that Fang Subsidiaries shall not transfer Target Shares they subscribed within thirty-six (36) months after the Issuance Date, unless otherwise permitted by PRC laws.

(5)	The undistributed profits of Wanli as of the Issuance Date shall be distributed among new and existing shareholders of Wanli in proportion to their shareholding subsequent to the issuance.

3

4、	Closing

(1)	The Parties agree that the closing of transferring the Injected Assets to Wanli shall be conducted simultaneously with the closing of transferring the Spin-off Assets to Nan Fang Tong Zheng on Closing Date. For the avoidance of doubts, if the closing of transferring the Spin-off Assets to Nan Fang Tong Zheng is not implemented, the closing of transferring the Injected Assets to Wanli shall not be implemented either.

(2)	On Closing Date, each of the Fang Subsidiaries shall deliver to Wanli a register of members and a capital contribution certificate of Target Companies indicating that Wanli holds 100% equity interests in each of the Target Companies. The Parties acknowledge that Wanli shall be the sole shareholder of Target Companies and entitled to all rights and take all obligations represented by the Injected Assets on Closing Date, regardless of whether the change of industrial and commercial registration regarding the transfer of equity interests in Target Companies is complete.

5、	Profits and Losses during the Transitional Period

The Parties agree and acknowledge that during the Transitional Period, any profits generated by the Injected Assets shall belong to Wanli, and any losses generated by the Injected Assets shall be borne by Fang Subsidiaries. Each of the Fang Subsidiaries shall reimburse Wanli in cash in proportion to the Target Shares it receives after the completion of the Restructuring.

The Parties agree that after the execution date of the Agreement and before the Closing Date, Target Companies may distribute dividends to Fang Subsidiaries to the extent of audited accumulated and undistributed profits prior to the Valuation Date. The Parties will enter into a supplementary agreement regarding specific matters in connection with Target Companies’ dividends distribution.

6、	Effectiveness and Termination

(1)	The Agreement shall be established upon the proper execution by the Parties.

(2)	The Agreement shall come into effect upon the satisfaction of all the following conditions:

a)	Effective approval by the shareholders meeting of Wanli regarding the transaction of asset acquisition by issuance of shares and asset sale has been obtained; and

4

b)	Approval by the China Securities Regulatory Commission regarding the transaction of asset acquisition by issuance of shares has been obtained.

(3)	Prior to the Issuance Date, the Agreement may be terminated in accordance with any of the following:

a)	Unanimously agreed by the Parties in writing;

b)	In the event that any permanent prohibition, legislation, rule, regulation or order issued by any competent governmental authorities which restricts, forbids or terminates the completion of the Restructuring is final or cannot be appealed, Wanli or each of the Fang Subsidiaries has the right to terminate the Agreement by delivering notices in writing;

c)	Any Party influenced by an event of Force Majeure shall notify the other Parties and provide all evidence that it could collect within ten (10) business days after the occurrence of such event of Force Majeure. If the Agreement cannot be performed for sixty (60) days due to an event of Force Majeure, any Party to the Agreement shall have the right to terminate the Agreement by delivering notices in writing;

d)	If the Agreement fails to come into effect within fifteen (15) months after the execution date, the Agreement will be automatically terminated at the expiration of such term of fifteen (15) months, unless the Parties unanimously agree in writing to extend the effectiveness period of the Agreement;

e)	If there occurs a material breach by a Party and such breach is not cured by the Breaching Party within thirty (30) days after the non-breaching Party delivers a written notice to the breaching Party, requiring the breaching Party to take remedial measures immediately to cure such breach, the non-breaching Party shall have the right to terminate the Agreement unilaterally by delivering notices in writing;

f)	If the Asset Sale Agreement is terminated for any reasons (except that the Asset Sale Agreement is terminated due to completion by normal performance);

5

g)	The Parties agree that if any of the following occurs, Fang Subsidiaries shall have the right to terminate the Agreement by delivering notices in writing and require the relevant Parties to take appropriate measures (including but not limited to changing the register of members of Target Companies or performing the process of changing the industrial and commercial registration) to recover the Injected Assets to the state before the Agreement is performed (if the relevant performance has occurred):

The Target Shares cannot be registered under the name of Fang Subsidiaries with the competent equity interest registration authorities within three (3) months after the Closing Date for reasons not attributable to Fang Subsidiaries;

There occurs or is reasonably expected to occur any substantial obstacle or substantial delay to the Restructuring, which is caused by reasons attributable to Wanli or Wanli’s existing shareholders prior to the Restructuring (including but not limited to any existing or potential negative matters regarding Wanli).

7、	Liability for Breach

(1)	If a Party to the Agreement breaches its representations, warranties, covenants or makes any false statements or fails to perform any of its liabilities or obligations under the Agreement, such Party shall be deemed to have breached the Agreement. The breaching Party shall, upon the request of the non-breaching Parties, continue to perform its obligations or take remedial measures or indemnify the non-breaching Parties fully, promptly, sufficiently and effectively.

6

(2)	If the Agreement is terminated by a Party (for the avoidance of doubts, Fang Subsidiaries shall be deemed as one Party, and Wanli shall be deemed as one Party) due to the other Party’s material breach of the Agreement, or if the Restructuring cannot be implemented due to material illegal activities (including insider trading or providing false disclosure) by a Party and/or its affiliates, such breaching Party shall pay the other Party a penalty amounting to RMB100,000,000. For the avoidance of doubts, the penalty provided in the article and the penalties provided in other agreements or articles in connection with the Restructuring shall not be calculated repetitively, namely, such amount shall be the maximum amount that a Party is subject to pay as a penalty in connection with the Restructuring.

(3)	If the Restructuring fails to come into effect or be completed due to reasons not attributable to any Party’s faults, none of the Parties shall be liable.

7

Beijing SouFun Fang Tian Xia Network Technology Co., Ltd. (Seal)

Legal Representative:	/s/ Mo Tianquan

Beijing Fang Tian Xia Network Technology Co., Ltd. (Seal)

Legal Representative:	/s/ Lei Hua

Beijing SouFun Decorative Engineering Co., Ltd. (Seal)

Legal Representative:	/s/ Lei Hua

Beijing SouFun Science and Technology Development Co., Ltd. (Seal)

Legal Representative:	/s/ Mo Tianquan

Chongqing Wanli New Energy Co., Ltd. (Seal)

Legal Representative:	/s/ Liu Xicheng

Mr. Liu Xicheng	/s/ Liu Xicheng

Signature Pages to the Share Subscription Agreement